Exploration Drilling Update

SINGAPORE and PORT MORESBY, Papua New Guinea, Sept. 30, 2014 /PRNewswire/ -- InterOil Corporation (NYSE, POMSoX: IOC) today provided an update on its current exploration drilling program.

RAPTOR-1, PPL 475

InterOil is preparing to set seven-inch casing in the Raptor-1 well in PPL 475 in the Gulf Province of Papua New Guinea. The casing point is slightly above the Kapau Limestone target zone, and is in line with the well program.

At this stage, calcimetry, temperature and background hydrocarbon concentrations are similar to those experienced before InterOil entered the Antelope reservoir. The significance of these preliminary indications can be determined only by further drilling and logging.

Raptor-1 is about 12km west of InterOil's multi-trillion cubic feet Elk-Antelope gas field.

InterOil holds a 65.208174% interest in Raptor-1 and is operator. Pacific Rubiales Energy Corp. (TSX: PRE; BVC: PREC; BOVESPA: PREB) has a 12.903226% interest in the well and minority interests hold 21.8886%.

BOBCAT-1, PPL 476

The Bobcat-1 well in PPL 476 in Papua New Guinea continues to drill in the Orubadi shale, towards the Kapau Limestone target zone.

Bobcat-1 is about 30 km northwest of InterOil's multi-trillion cubic feet Elk-Antelope gas field.

InterOil holds a 78.1114% interest in the well and is operator. The remaining 21.8886% interest in the well is held by minority parties.

InterOil will keep the market informed of material developments.

About InterOil Corporation:

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore	United States
Michael Lynn	Meg LaSalle
Senior Vice President, Investor Relations	Investor Relations Coordinator
Michael.Lynn@InterOil.com	Meg.LaSalle@InterOil.com
Phone: +65-6507-0222	Phone: +1-281-292-1800

David Wu
Vice President, Investor Relations
David.Wu@InterOil.com
Phone: +65-6507-0222

Media contacts
Singapore	Australia
Robert Millhouse	John Hurst
Vice President, Corporate Affairs	Cannings Corporate Communications
Robert.Millhouse@InterOil.com	jhurst@cannings.net.au
Phone: +65-6507-0222	Phone: +61-418-708-663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the expected timing and results of Raptor-1 and Bobcat-1. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.